UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Wheeling-Pittsburgh Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

963142302

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 1st Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 768,523

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 768,523

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 768,523

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.03%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 768,523

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 768,523

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 768,523

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.03%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 458,821

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 458,821

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 458,821

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.01%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 450,310

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 450,310

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,310

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.95%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 76,424

	8.	Shared Voting Power 450,310

	9.	Sole Dispositive Power 76,424

	10.	Shared Dispositive Power 450,310

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 526,734

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.45%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 214,703

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 214,703

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 214,703

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.41%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 214,703

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 214,703

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 214,703

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.41%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,968,781

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,968,781

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,781

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.89%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on October 13, 2006, as amended on October 27, 2006 and as further amended on December 15, 2006 (the “Schedule 13D”), relating to the common stock, $0.01 par value of Wheeling-Pittsburgh Corporation.  Unless otherwise indicated, all capitalized terms used herein shall have the respective meanings given to them in the Schedule 13D.

Item 1.	Security and Issuer

This Statement relates to the common stock, $0.01 par value (the “Common Stock”), of Wheeling-Pittsburgh Corporation (the “Company”).  The Company’s principal executive offices are located at 1134 Market Street, Wheeling, West Virginia 26003.

Item 2.	Identity and Background

(a)  This Statement is filed by:

                          (i) Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

                          (ii) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

                        (iii) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), which serves as an investment manager to Tontine Overseas Fund, Ltd., a company organized under the laws of the Cayman Islands (“TOF”), with respect to the shares of Common Stock directly owned by TOF;

                          (iv) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

                          (v) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by it and by TCP;

                          (vi) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;

                          (vii)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF; and

                          (viii) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by each of TP, TCP, TCM, TMF and TOF.

                          The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)  The address of the principal business and principal office of each of TP, TM, TOA, TCP, TCO, TMF and TCM is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)  The principal business of each of TP, TMF and TCP is serving as a private investment limited partnership.  The principal business of TOA is serving as an investment manager to TOF.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TCM is serving as the general partner of TCP.  The principal business of TM is serving as the general partner of TP.    Mr. Gendell serves as the managing member of TCM, TM, TCO and TOA.

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Each of TP and TCP is a limited partnership organized under the laws of the State of Delaware.  Each of TM, TOA, TCO and TCM is a limited liability company organized under the laws of the State of Delaware.    TMF is a limited partnership organized under the laws of the Cayman Islands.    Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons have not made any purchases of Common Stock within the past ninety days.  Currently, the Reporting Persons collectively own 1,968,781 shares of Common Stock.  The net investment cost (including commissions, if any) of all of the shares of Common Stock directly owned collectively by the Reporting Persons is approximately $26,087,999.32.  Neither TM, TCO nor TOA directly owns any shares of Common Stock.

Shares of Common Stock purchased by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

On March 16, 2007, TCP purchased a senior subordinated unsecured convertible promissory note of the Company in the original principal amount of $19,877,475 and TMF purchased a senior subordinated unsecured convertible promissory note of the Company in the original principal amount of $2,622,525 (collectively, the “Notes”).  TCP’s and TMF’s purchases were made in connection with an aggregate $50,000,000 financing conducted by the Company.  The Notes mature on November 15, 2008.  The Notes bear interest at a rate of 6% per annum until January 1, 2008 (the “Reset Date”), and commencing as of the Reset Date the Notes will bear interest at a rate of 9% per annum, retroactively applied to March 16, 2007.  The Reset Date may be postponed in certain circumstances as agreed to by the parties, but in no event will be later than March 1, 2008.

The Notes are automatically convertible into Common Stock in the event of the occurrence of a change of control transaction to which the Company is a party, so long as the consideration payable with respect to the Common Stock equals or exceeds the “Applicable Conversion Price,” as defined in the Notes and explained further below.  In this event, the holders would participate in the change of control transaction on the same basis as other holders of Common Stock.  In addition, beginning on the Reset Date, the Notes are convertible, at the option of each holder, into Common Stock at the Applicable Conversion Price.

The Applicable Conversion Price for the Notes prior to the Reset Date is $20.00, and commencing on the Reset Date the Applicable Conversion Price will equal 85% of the average closing price per share of Common Stock over the five trading days ending on the trading day prior to the reset date, provided that the Applicable Conversion Price will not be greater than $20.00 nor less than $15.00.  The Applicable Conversion Price is subject to customary adjustments for subdivisions, combinations, or reclassifications of the Common Stock.

The parties purchased the Notes pursuant to a Note Purchase Agreement, which contains customary representations and warranties from the Company relating to its authority to issue the Notes and its operations.  The holders of the Notes have also been provided with registration rights with respect to the Common Stock underlying the Notes.

The Reporting Persons purchased the Notes (and will acquire the underlying shares of Common Stock) and have acquired their currently-held shares of Common Stock for investment purposes and in the ordinary course of business.  The Reporting Persons continue to expect to consider and evaluate on an on-going basis all of their options with respect to their investment in the Company.  Among other alternatives, the Reporting Persons may attempt to seek to modify the composition of the Company’s Board of Directors and may attempt to encourage the Company and third parties to consider strategic transactions involving the Company.  The Reporting Persons may participate in or provide financial support to third parties participating in such strategic transactions.  The Reporting Persons may also contact and consult with other stockholders of the Company concerning the Company, its prospects, the Company’s pursuit of strategic transactions to enhance stockholder value, and any or all of the foregoing matters.  The Reporting Persons may engage investment bankers, consultants, accountants, attorneys or other advisors to assist them.

In addition, the Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth above in this Item 4, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

A.    Tontine Partners, L.P.

(a)   Aggregate number of shares beneficially owned: 768,523.   Percentage: 5.03%.  The percentages used herein and in the rest of Item 5 are calculated based upon the 15,268,130 shares of Common Stock issued and outstanding as of December 31, 2006, as reflected in the Company’s Form 8-K filed March 16, 2007.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  768,523

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  768,523

(c)   TP has not entered into any transactions in the Common Stock of the Company within the last sixty days.

(d)   TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)   Not applicable.

B.     Tontine Management, L.L.C.

(a)   Aggregate number of shares beneficially owned: 768,523.   Percentage: 5.03%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 768,523

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 768,523

(c)   TM has not entered into any transactions in the Common Stock of the Company within the last sixty days.

(d)   Not applicable.

(e)   Not applicable.

C.     Tontine Overseas Associates, L.L.C.

(a)   Aggregate number of shares beneficially owned: 458,821.   Percentage: 3.01%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  458,821

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  458,821

(c)   TOA has not entered into any transactions in the Common Stock of the Company within the last sixty days.

(d)   Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of the shares of the Company.  Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

(e)   Not applicable.

D.     Tontine Capital Overseas Master Fund, L.P.

(a)   Aggregate number of shares beneficially owned: 214,703.   Percentage: 1.41%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  214,703

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  214,703

(c)   On March 16, 2007, TMF purchased a senior subordinated unsecured convertible promissory note of the Company in the original principal amount of $2,622,525, which is convertible into shares of the Company’s common stock as described in Item 4.

(d)   TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)   Not applicable.

E.     Tontine Capital Overseas GP, L.L.C.

(a)   Aggregate number of shares beneficially owned: 214,703.   Percentage: 1.41%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  214,703

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  214,703

(c)   TCO has not entered into any transactions in the Common Stock of the Company within the last sixty days.

(d)   Not applicable.

(e)   Not applicable.

F.     Tontine Capital Partners, L.P.

(a)   Aggregate number of shares beneficially owned: 450,310.   Percentage: 2.95%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  450,310

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  450,310

(c)   On March 16, 2007, TCP purchased a senior subordinated unsecured convertible promissory note of the Company in the original principal amount of $19,877,475, which is convertible into shares of the Company’s common stock as described in Item 4.

(d)   TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)   Not applicable.

G.     Tontine Capital Management, L.L.C.

(a)   Aggregate number of shares beneficially owned:  526,734.   Percentage: 3.45%.

(b)   1. Sole power to vote or direct vote:  76,424

2. Shared power to vote or direct vote:  450,310

3. Sole power to dispose or direct the disposition:  76,424

4. Shared power to dispose or direct the disposition:  450,310

(c)   TCM has not entered into any transactions in the Common Stock of the Company within the last sixty days.

(d)   Not applicable.

(e) Not applicable.

H.     Jeffrey L. Gendell

(a)   Aggregate number of shares beneficially owned: 1,968,781.   Percentage:  12.89%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  1,968,781

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  1,968,781

(c)   Mr. Gendell has not entered into any transactions in the Common Stock of the Company within the last sixty days.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2007
Date

/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of
Tontine Management, L.L.C., general partner of Tontine
Partners, L.P., and as managing member of Tontine
Capital Management, L.L.C., general partner of Tontine
Capital Partners, L.P., managing member of Tontine
Capital Overseas GP, L.L.C., general partner of Tontine
Capital Overseas Master Fund, L.P. and as managing
member of Tontine Overseas Associates, L.L.C.

Name/Title